UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Bluerock Residential Growth REIT, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09627J 102

(CUSIP Number)

Christopher Vohs, 712 Fifth Avenue, 9th Floor, New York, NY 10019 212 - 843 - 1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09627J 102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bluerock Special Opportunity + Income Fund II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION c/o Bluerock Real Estate, LLC, 712 Fifth Avenue, 9th Floor, New York, NY 10019

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 793,434
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,434
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.61%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 09627J 102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Bluerock Residential Growth REIT, Inc.

712 Fifth Street, 9th Avenue

New York, NY 10019

Item 2.  Identity and Background.

Bluerock Special Opportunity + Income Fund II, LLC

c/o Bluerock Real Estate, LLC

712 Fifth Avenue, 9th Floor

New York, NY 10019

During the past five (5) years, Bluerock Special Opportunity + Income Fund II, LLC has neither been convicted in any criminal proceeding, nor been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

Contributed property.

Item 4.  Purpose of Transaction.

Bluerock Special Opportunity + Income Fund II, LLC (“Fund II”) is a party to a contribution agreement with Bluerock Residential Growth REIT, Inc. (the “Issuer”) pursuant to which Fund II contributed certain indirect interests in real property to the Issuer in exchange, in part, for 793,434 shares of the Issuer’s Class A common stock.

Item 5.  Interest in Securities of the Issuer.

793,434 shares representing 17.61% of all shares of Class A common stock issued and outstanding

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bluerock Special Opportunity + Income Fund II, LLC (“Fund II”) is a party to a registration rights agreement between and among Bluerock Special Opportunity + Income Fund III, LLC (“Fund III”), BR SOIF II Manager, LLC (“Fund II Manager”), BR SOIF III Manager, LLC (“Fund III Manager,” and together with Fund III, Fund II Manager, and Fund III Manager, the “Fund Parties”), and Bluerock Residential Growth REIT, Inc. (the “Issuer”) pursuant to which, subject to certain limitations set forth therein, (1) commencing six months after the date of the Issuer’s initial public offering (the “IPO”) and upon the one-time demand of the Fund Parties, the Issuer will be obligated to file a registration statement for the resale of up to 50%, but not less than 20%, of the shares of Class A common stock held by the Fund Parties as a result of the contribution transactions pursuant to which the Fund Parties obtained such shares, and (2) commencing not later than nine months after the date of the IPO, the Issuer will be obligated to file a registration statement for the resale of any remaining shares of Class A common stock held by the Fund Parties. Additionally, beginning six months after the date of the IPO and only in the event that a registration statement with respect to such shares of Class A common stock is not on file and effective, the Fund Parties will also have piggyback registration rights to participate as selling stockholders in any follow-on public offering by the Issuer of at least $30.0 million, subject to customary underwriter cutbacks and conditions. The Issuer has agreed to pay all the expenses relating to such securities registrations.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 09627J 102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bluerock Special Opportunity + Income Fund II, LLC

/s/ Jordan B. Ruddy Jordan B. Ruddy, Authorized Signatory

April 11, 2014